Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

  April 11, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Metropolitan Series Fund

Post-Effective Amendment No. 70

to the Registration Statement on Form N-1A

SEC File Nos. 002-80751, 811-03618

Ladies and Gentlemen:

On behalf of Metropolitan Series Fund (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on March 28, 2014 with respect to Post-Effective Amendment No. 70 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to WMC Balanced Portfolio and WMC Core Equity Opportunities Portfolio, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 14, 2014. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: Please confirm whether the Registrant will distribute a Summary Prospectus. If so, please provide a draft of the disclosure required by Rule 498(b)(1)(v) along with the correspondence filing.

Response: The Registrant confirms that it will distribute a Summary Prospectus. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below:

“Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April    , 2014, are both incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.”

2.	Comment: Please confirm that the Registrant will comply with the requirements of General Instruction C.3.g. to provide interactive data (XBRL) files.

Response: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

3.	Comment: Please add the title of the securities being registered and the approximate date of the filing on the facing page.

Response: The Registrant will add the title of the securities being registered and the date of the filing on the facing page of the upcoming filing.

EDGAR Operations Branch

April 11, 2014

4.	Fees and Expenses Table

Comment: (a). Please revise the fee table line-item “Net Operating Expenses” to read “Total Annual Portfolio Operating Expenses After Fee Waiver” consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: Instruction 3(e) to Item 3 states that a fund may show its net expenses after any fee waivers in the fee table and use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an appropriate descriptive caption but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to make this change.

Comment: (b). For the WMC Core Equity Opportunities Portfolio, please note the absence of any further description of the fee waiver in the prospectus. Please also note any recoupment period of any fees waived by the Adviser for each Portfolio, if applicable.

Response: Contractual waivers and reimbursement agreements that will reduce the Portfolio’s expenses are described in the expense table, while voluntary agreements are described in the back of the statutory prospectus. Because there is no recoupment period of fees waived by the Adviser for these Portfolios or other information about the waiver, no further disclosure is deemed necessary by the Registrant.

Comment: (c). Please confirm and disclose to the Staff that the applicable Fee Waiver is incorporated in the expense example table only for the contractual period. Please also add the relevant disclosure to the preamble to the expense example.

Response: The fee waiver is contractually in place until April 30, 2015, as described in the footnote to the fee table. Therefore, the expense example table only includes the calculation of this waiver for the one year period, and the preamble states that the expense examples are calculated with the assumption that the fee waiver will expire after one year. Therefore, no additional disclosure has been added.

5.	Principal Investment Strategies

Comment: (a). Please revise the principal investment strategies description in the summary and statutory portions, so that the summary portion provides a concise summary of the fuller discussion of the investment strategies that should be described in the Additional Information section in the back of the prospectus.

Response: The Registrant has provided a description of each Portfolio’s principal investment strategies, as required by the Form. The information is presented in a manner that is complete, yet also concise. As permitted by General Instruction C.3(a), information that has been included in the summary portion need not be repeated elsewhere in the prospectus. The Registrant therefore does not believe it is necessary to repeat the investment strategies again, and respectfully declines to make the requested change to revise the investment strategies description in the summary and statutory portions.

Comment: (b). In the WMC Balanced Portfolio prospectus, at the first reference to high yield bonds, add “also known as junk bonds.”

Response: Requested disclosure has been added that such securities are “commonly known as junk bonds.”

Comment: (c). For each Portfolio that describes investments in derivatives, please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. For example, the prospectus of WMC Balanced Portfolio mentions specific derivatives investments in the strategies section, but the risk disclosures do not mention the specific derivatives. Reference is made to the July 30, 2010 letter from Barry Miller to the ICI.

EDGAR Operations Branch

April 11, 2014

Response: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments will be utilized by WMC Balanced Portfolio.

6.	Principal Risks

Comment: (a). The risk disclosures provided should correspond with the principal investment strategies.

(a)(i). For WMC Balanced Portfolio, the Staff notes the inclusion of government and corporate bonds, non-dollar denominated foreign government bonds, American Depositary Receipts, rights and warrants in the strategies section that have no corresponding discussion in the risk disclosures.

(a)(ii). For WMC Core Equity Opportunities Portfolio, the Staff notes the inclusion of American Depositary Receipts, rights and warrants in the strategies section that have no corresponding discussion in the risk disclosures.

Response: The Registrant believes the broader discussions of Market Risk, Foreign Investment Risk, Interest Rate Risk, Credit and Counterparty Risk, and Derivatives Risk sufficiently address the risks associated with these securities.

Comment: (b). The Market Capitalization Risk and Investment Style Risk disclosures should be more precise as to the Portfolios.

(b)(i). The WMC Balanced Portfolio prospectus should refer to large cap and growth or value investing in the summary and fuller risk disclosures.

(b)(ii). The WMC Core Equity Opportunities Portfolio prospectus should decipher whether it is large cap, mid cap or small cap, and refer to growth investing in the summary and fuller risk disclosures.

Response: The Registrant believes the strategy disclosures along with the market cap and investment style risk disclosures provide investors with sufficient disclosure concerning the principal risks of investing in the Portfolio. In addition, the Registrant has removed the Investment Style Risk description for WMC Balanced Portfolio to reflect the Portfolio’s lack of investment style focus. The Registrant has furthermore revised the strategies description for WMC Core Equity Opportunities Portfolio as follows to clarify that it invests primarily in large cap securities:

“Although the Portfolio may invest in the securities of companies with any market capitalization, the Portfolio normally invests a significant portion of its assets in the equity securities of large-capitalization companies.”

Comment: (c). In light of the footnote to the performance table, please clarify or confirm whether the Principal Investment Strategies discussion on page 4 is still accurate, as it discusses multiple indexes.

Response: The Registrant confirms that the disclosures in both locations are accurate.

7.	Comment: Please delete the reference to Class C shares in the subsection Distribution and Services Plan beginning on page 21, and make the same change to the subsection Purchase and Redemption of Shares on page 24.

Response: The Registrant believes that an investor will understand the operation of the Trust’s distribution plan and purchases and redemptions of shares without disclosure that is tailored for each Portfolio of the Trust. The Registrant therefore respectfully declines to make the requested change.

8.	Comment: For the Share Valuation and Pricing disclosure on page 27, disclose all the required information under Item 11 or indicate to the Staff where information is reported. The Staff notes that page 166 of the SAI appears to be more responsive than what is currently reported in this section of the prospectus.

EDGAR Operations Branch

April 11, 2014

Response: The prospectus disclosure currently provides all of the information required by Item 11, including a description of how Portfolio shares are priced at their net asset value and detail about how assets that make up the Portfolio are valued. As the Staff correctly notes, further detail about how the Portfolio’s shares are priced is provided in the SAI. The Registrant believes the information in the prospectus is provided in a manner that is concise and accurate, and complies with the Form requirement.

9.	Comment: SAI – Please apply all comments on the prior filing as this contains the master SAI.

Response: Any changes incorporated from comments on prior filings will be included in the SAI.

10.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc:	Andrew L. Gangolf, Esq.

Michael Lawlor, Esq.

David C. Mahaffey, Esq.